EXHIBIT 99.1

DeFi Technologies' Subsidiary Valour, Surpasses US$1 Billion in Assets Under Management

•	Valour Surpasses US$1 Billion in AUM: As of July 22, 2025, Valour's AUM reached US$1.01 billion, a 31% increase since May 30, driven by strong investor demand and rising digital asset prices across its globally diversified ETP portfolio.
•	Global Expansion: Valour is expanding into high-growth markets including Asia, Africa, the Middle East, through strategic partnerships with AsiaNext, SovFi, the Nairobi Securities Exchange, and Misyon Bank.
•	Recurring Revenue Growth: Valour continues to scale its vertically integrated model, generating recurring income through staking, lending, and management fees, with an 8% blended yield on staked AUM delivering pure profit to the company.

TORONTO, July 22, 2025 /CNW/ - DeFi Technologies (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has surpassed US$1 billion in assets under management ("AUM").

As of July 22, 2025, Valour's AUM stands at US$1,009,993,748 (C$1.38 billion), representing a 31% increase from US$771 million on May 30, 2025. This milestone reflects both continued investor demand for regulated digital asset products and the rising market value of the underlying digital assets that make up Valour's product mix.

Valour currently offers the most diverse array of digital asset ETPs globally, giving investors access to a broad spectrum of cryptocurrencies, including major Layer 1s, staking assets, and emerging tokens - positioning the firm to capture upside across multiple market segments.

Strategic Global Growth and Product Innovation

Valour continues to cement its leadership in regulated digital asset ETPs, with over 75 listed products across European exchanges. The Company remains focused on expanding investor access to secure, transparent, and compliant digital asset exposure.

To complement its European footprint, Valour is actively expanding into high-growth international markets, including Asia, Africa, and the Middle East:

•	In Asia, Valour has signed MOUs with AsiaNext and SovFi to list its ETPs on regulated exchanges in Singapore and beyond.
•	In Africa, a partnership with the Nairobi Securities Exchange (NSE) is paving the way for the creation, issuance, and trading of digital asset ETPs across the continent.
•	In Turkiye, DeFi Technologies and its subsidiary Valour are collaborating with Misyon Bank and Misyon Kripto to introduce a suite of innovative ETPs, offering Turkish investors institutional-grade exposure to assets like Bitcoin and Ethereum through familiar, regulated investment channels.

These partnerships position Valour as a first mover in emerging markets with rapidly maturing digital asset infrastructure and regulatory clarity.

Monetizing AUM Through Vertical Integration

Valour generates revenue through a vertically integrated model that combines staking, lending, and management fees:

•	In Q1 2025, Valour earned US$10 million in staking and lending income and US$2.6 million in management fees.
•	Valour captures a blended yield of approximately 8% on its staked AUM - retaining this yield as profit without passing it through to investors.

This approach enables Valour to generate recurring, protocol-driven cash flows, supporting sustainable growth and expanding margins as AUM increases.

"Crossing the $1 billion mark once again is not just a milestone - it's a clear signal of strong market confidence in our platform," said Olivier Roussy Newton, CEO of DeFi Technologies. "Valour is delivering differentiated, regulated digital asset products at scale, and our global expansion strategy is already unlocking new market opportunities. We remain laser-focused on building a world-class ETP platform that captures value from every layer of the digital asset economy."

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; geographical expansion of Valour's range of ETPs; MOUs; expansion of digital asset ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 16:05e 22-JUL-25